Mail Stop 4561

July 16, 2007

Via U.S. Mail and Fax (860-525-1654)
Mr. David Mladen
Chief Executive Officer
Excellency Investment Realty Trust, Inc.
270 Laurel Street, 1ˢᵗ floor
Hartford, CT 06105

> RE: **Excellency Investment Realty Trust, Inc.**
>   **Form 10-KSB for the period ended December 31, 2006**
>   **Filed April 17, 2007**
>   **File No. 0-50675**

Dear Mr. Mladen:

We have reviewed your response letter dated July 12, 2007 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 3 – Notes Payable

Equity Line, page F-18

1.   We have reviewed your response to prior comment 2.   Please include the information contained in your response regarding the conditions that must be satisfied in your revised disclosure.

Note 6 – Related Party Transactions

Property Management, page F-20

2.	We have reviewed your response to prior comment 4 and reissue our comment in its entirety. We do not understand why the manner in which you discovered that White Knight had retained amounts in excess of their fee would affect the measures you have taken to collect the amount owed to you from the owners of White Knight, who, we understand, are now employees of your subsidiary.

Repayment of Loans made by an Officer/Director, page F-21

3.	We have reviewed your response to prior comment 5, including the rollforward included as Appendix A. We note that the rollforward does not agree to the amounts disclosed in this footnote, which indicates that only $132,954 of principal and $12,544 of interest was paid in 2006.

Note 7 – Stockholders' Deficit

Liquidated Damages, page F-21

4.	We have reviewed your responses to prior comments 6 and 7. It appears that you have calculated your derivative liability as of December 31, 2006 using a probability analysis in accordance with FSP EITF 00-19-2. Please clarify to us the date on which you adopted the FSP and how you have complied with all of the requirements of the FSP.

5.	It appears that your probability analysis as of December 31, 2006 improperly includes consideration of subsequent events. Please revise your calculations to reflect accruals beginning November 1, 2006.

	Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3780.

				Sincerely,

				Linda van Doorn
				Senior Assistant Chief Accountant